Jenkens & Gilchrist
                           A PROFESSIONAL CORPORATION       CHICAGO, ILLINOIS
                                                              (312) 425-3900
                                                              DALLAS, TEXAS
                               401 CONGRESS AVENUE            (214) 855-4500
                                   SUITE 2500                 HOUSTON, TEXAS
                              AUSTIN, TX 78701-3799           (713) 951-3300
                                                         LOS ANGELES, CALIFORNIA
                                 (512) 499-3800              (310) 820-8800
                                                           PASADENA, CALIFORNIA
                            FACSIMILE (512) 499-3810          (626) 578-7400
                                                            SAN ANTONIO, TEXAS
                                                              (210) 246-5000
 Kathryn K. Lindauer             www.jenkens.com             WASHINGTON, D.C.
    (512) 499-3836                                            (202) 326-1500
klindauer@jenkens.com


                                December 6, 2005



Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C.  20549

     Re:  ENGlobal Corporation
          Registration Statement on Form S-3
          Filed October 31, 2005
          File No. 333-129336

Ladies and Gentlemen:

     On behalf of our client, ENGlobal Corporation (the "Company"), we hereby file through EDGAR with the United States Securities and Exchange Commission (the "Commission") a complete copy of Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form S-3 (the "Form-S-3") and the Company's responses to your letter, dated November 15, 2005 (the "Comment Letter") related to the comments of the staff (the "Staff") of the Commission concerning the Company's Form S-3. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for such information.

     For your convenience, we have included the Staff's comments below and have keyed our responses accordingly. All references to page numbers in our discussion below each heading are to the pages in Amendment No. 1. The references to page numbers in the headings are to the original Registration Statement on Form S-3. For your convenience and in order to expedite your review, we have also included with this letter two (2) copies of Amendment No. 1 as filed and two (2) copies of the redlined version of Amendment No. 1 which is provided to show the revisions that have been made since the filing of the original Registration Statement.

                               Jenkens & Gilchrist
                           A PROFESSIONAL CORPORATION


Ms. Pamela A. Long
December 6, 2005
Page 2


Cover Page
----------

     1. Please highlight the cross-reference to the risk factors section by means of prominent type or in another manner as required by Instruction 5 to
Item 501 of Regulation S-K.

     In response to the Staff's comment, the cross-reference to the risk factors section on the cover page is now in all caps and has been underlined.

Risk Factors, page 3
--------------------
Our backlog is subject to unexpected adjustments . . . page 5
-------------------------------------------------------------

     2. Please update your backlog to your last completed fiscal quarter or a more recent date.

     As discussed in phone conversations with the Staff, the Company's practice has been to disclose backlog on an annual basis only. Due to the nature of its business, the Company is not able to provide reliable quarterly backlog numbers without undue expense.

Selling Stockholders, page 9
----------------------------

     3. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Revise the prospectus to name the selling shareholders who are broker-dealers and state that they are underwriters with respect to the shares that they are offering for resale.

     We have been informed by each of the selling stockholders that they are neither a broker-dealer nor an affiliate of a broker-dealer. This has been disclosed in footnote 2 to the beneficial ownership table on page 10 of Amendment No. 1.

     4. If any selling shareholders are affiliates of broker-dealers, disclose the following:

     o that the selling shareholders purchased in the ordinary course of business; and

     o that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

     If these selling shareholders are unable to make these representations, please state that they are underwriters.

     As stated in our response to Comment 4, we have been advised that no selling stockholder is a broker-dealer or affiliate of a broker-dealer.

                               Jenkens & Gilchrist
                           A PROFESSIONAL CORPORATION


Ms. Pamela A. Long
December 6, 2005
Page 3


     5. Please indicate whether the number of shares listed in the before and after columns of your selling stockholder table includes all shares to which the shareholder has the right to acquire beneficial ownership within 60 days, as specified in Exchange Act Rule 13d-3(d)(1).

     No selling stockholder currently holds stock options, warrants, or any other rights to acquire beneficial ownership of Company securities. This has been disclosed in footnote 1 to the beneficial ownership table on page 10 of Amendment No. 1

     6. Please describe the transactions in which the shares registered for resale were acquired by the selling shareholders. We assume these are the shares sold in the September 2005 private placement. Please disclose the seller of the shares, any proceeds received by the company, the date the transaction closed, and the identity of the purchaser(s).

     The shares registered for resale were acquired by the selling stockholders in one of three transactions:

     (1) A secondary sale by Alliance 2000, Ltd. ("Alliance 2000") on September 30, 2005. William A. Coskey, P.E., Chairman of the Company, is the general partner of Alliance 2000. The Company did not receive any proceeds from this secondary sale.

     (2) A secondary sale on September 30, 2005 by ML Burrow Family Partnership Ltd. Michael L. Burrow, the President and Chief Executive Officer of the Company, is the general partner of ML Burrow Family Partnership Ltd. The Company did not receive any proceeds from this secondary sale.

     (3) A private placement by the Company on September 30, 2005. Net proceeds to the Company from this private placement were approximately $13.1 million.

     In response to the Staff's comment, the footnotes to the beneficial ownership table on page 10 of Amendment No. 1 have been revised to disclose the transactions in which the shares registered for resale were acquired by each selling stockholder. These revisions disclose the seller of the shares, any proceeds received by the Company, the date the transaction closed, and the identity of the purchaser.

Use of proceeds, page 14
------------------------

     7. Please revise this section to disclose the proceeds from the September 29 transactions as well as your use of those proceeds.

     Page 14 of Amendment No. 1 has been revised in response to the Staff's comment.

                               Jenkens & Gilchrist
                           A PROFESSIONAL CORPORATION


Ms. Pamela A. Long
December 6, 2005
Page 4


Exhibits
--------

Exhibits 5.1, Legal Opinion
---------------------------

     8. The legality opinion must opine on the laws of the state of incorporation. Please confirm to us supplementally that by General Corporation Law of the State of Nevada, counsel means all statutes, including the rules and regulations underlying those provisions, applicable judicial and regulatory determinations, and provisions of the Nevada Constitution that affect the interpretation of the General Corporation Law.

     The Company has obtained the legal opinion of Hale, Lane, Peek, Dennison and Howard, a Professional Corporation, Reno, Nevada, as to the covered shares. This legality opinion, which is included as Exhibit 5.1 to Amendment No. 1, covers all statutes, including the rules and regulations underlying those provisions, applicable judicial and regulatory determinations, and provisions of the Nevada Constitution, that affect the interpretation of the General Corporation Law.

     9. We note language in counsel's opinion discussing the fact that it is not admitted to the practice of law in Nevada and that its opinion is based upon an unofficial compilation of Nevada General Corporate Law. Please provide a revised legality opinion that provides an unqualified opinion as to Nevada Law.

     As stated in our response to Comment 8, the opinion of Hale, Lane, Peek, Dennison and Howard, a Professional Corporation, which is filed as Exhibit 5.1 to Amendment No. 1, provides an unqualified opinion as to Nevada Law.

     If you have any questions or comments regarding the enclosed materials, please call me at (512) 499-3836.

                                       Sincerely,

                                       /s/ Kathryn K. Lindauer

                                       Kathryn K. Lindauer

KKL/ARA/lg

cc:  Mark Franker, Securities and Exchange Commission
     William A. Coskey, ENGlobal Corporation